July 9, 2019

Patrick Harkleroad
Chief Financial Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

       Re: Chanticleer Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Form 8-K furnished May 15, 2019
           File No. 001-35570

Dear Mr. Harkleroad:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 1. Business
Restaurant Brands
Better Burgers Fast Casual, page 4

1. We note your disclosure in the Business section of the Form 10-K that you operate a system-wide total of 49 Better Burger restaurants, 5 Just Fresh restaurants and 8 Hooters restaurants. Please reconcile these amounts with a statement by Patrick Harkleroad in the fourth quarter 2018 earnings release call that you opened 70 stores in 2018.
Form 8-K furnished May 15, 2019

Ex 99.1, page 1

2. We note that your non-GAAP measure, Restaurant EBITDA, is reconciled to Adjusted
      EBITDA. In this regard, please revise to reconcile Restaurant EBITDA to the most
 Patrick Harkleroad
Chanticleer Holdings, Inc.
July 9, 2019
Page 2
         directly comparable GAAP measure in accordance with Item100(a)(2) of Regulation G, which we believe would be operating income/loss. In this regard, it appears this non-
         GAAP measure is not indicative of overall company performance and profitability in that this measure does not accrue directly to the benefit of shareholders due to the nature of the costs (depreciation and amortization, general and administrative, and preopening costs)
         excluded from the measure. The indicated reconciliation appears to be more representative of the measure as a restaurant level contribution to your results, rather than a reconciliation to net income which is an overall company measure.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNamePatrick Harkleroad                           Sincerely,
Comapany NameChanticleer Holdings, Inc.
                                                               Division of
Corporation Finance
July 9, 2019 Page 2                                            Office of
Transportation and Leisure
FirstName LastName